UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one)
[X ] Form 10-KSB  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                      For Period Ended: December 31, 1997


                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition report on form N-SAR

                 For the Transition Period Ended: ______________

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READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FOR. PLEASE PRINT OR TYPE.

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
      COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART 1 - REGISTRANT INFORMATION (Official Text)

      Full Name of Registrant:
            DOCUCON, INC.


      Former Name if Applicable:
            N/A


      Address of Principal Executive Office (Street and Number):
            7461 CALLAGHAN ROAD


      City, State and Zip code
            SAN ANTONIO, TX  78229

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PART II - RULES 12b-25 (B) and (C)
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
If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (check box if appropriate)

[x]   (a) the response described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached, if applicable.

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PART III - NARRATIVE (Official Text)
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State below in reasonable detail the reasons why the form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)


Management has been involved in strategic planning sessions, procluding management's ability to assemble the materials necessary to assemble Form 10-KSB. Furthermore, the Company has scheduled a meeting of the Board of Directors on April 1, 1998, at which it is anticipated that decisions will be made which should be included in Form 10-KSB for the period ending December 31, 1997.


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PART IV - OTHER INFORMATION (Official Text)
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(1)   Name and telephone number of person to contact in regard to this notification

      [NAME]                  [AREA CODE]                   [NUMBER]
      (LORI TURNER)             (210)                      (525-9221)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                 [x] Yes [ ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
                                 [x] Yes [ ] No

For the year ended December 31, 1997, net income, after giving effect to preferred dividends, totaled $3,378,829, or $.27 per common share, compared to the 1996 net income of $708,983, or $.06 per common share. The 1997 net income includes a gain from the sale of the Company's software division of $4,472,409 which offsets losses of $323,859 and $769,721, respectively, from continuing operations and discontinued operations. For 1996, the Company reported net income from continuing operations of $811,903 and a loss from discontinued operations of $102,920.

1997 revenues from continuing operations totalled $6,664,325 compared to 1996 revenues from continuing operations of $10,426,850.

                                 DOCUCON, INC
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By  /s/ LORI TURNER                              Date: APRIL 1, 1998